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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ORIGEN FINANCIAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68619E208

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 68619E208			Page 2 of 5

1.	Name of Reporting Person: Woodward Holding, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Michigan

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,750,000

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 2,750,000

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,750,000(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.9%

12.	Type of Reporting Person: OO

(1)	Includes 1,000,000 shares of the Issuer’s common stock that may be acquired by the Reporting Person pursuant to an option granted to it by Sun OFI, LLC, Michigan limited liability company. This option expires on January 15, 2006.

Item 1.

	(a)	Name of Issuer.

Origen Financial, Inc.

	(b)	Address of Issuer’s Principal Executive Offices.

27777 Franklin Road, Suite 1700 Southfield, MI 48034

Item 2.

	(a)	Name of Person Filing.

Woodward Holding, LLC

	(b)	Address of Principal Business Office or, if none, Residence.

c/o Paul Halpern 2300 Harmon Road Auburn Hills, MI 48326

	(c)	Citizenship.

Michigan

	(d)	Title of Class of Securities.

Common stock, $.01, par value

	(e)	CUSIP Number.

68619E208

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

Page 4 of 5 Pages

Item 4.		Ownership.

	(a)	Amount Beneficially Owned:	2,750,000(2)

	(b)	Percent of Class:	10.9%(1)

	(c)	Number of shares as to which such person has:

		(i) sole power to vote or to direct the vote:		2,750,000	(2)
		(ii) shared power to vote or to direct the vote:		-0-
		(iii) sole power to dispose or to direct the disposition of:		2,750,000	(2)
		(iv) shared power to dispose or to direct the disposition of:		-0-

	(1)	Based upon 25,215,400 shares of Common Stock issued and outstanding as of December 31, 2004.

	(2)	Includes 1,000,000 shares of the Issuer’s common stock that may be acquired by the Reporting Person pursuant to an option granted to it by Sun OFI, LLC, a Michigan limited liability company. This option expires on January 15, 2006.

Item 5.		Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.		Identification and Classification of Members of the Group.

Not applicable.

Item 9.		Notice of Dissolution of Group.

Not applicable.

Item 10.		Certification.

Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Woodward Holding, LLC

	By:	/s/ Paul Halpern

Paul Halpern, Manager
Dated: April 27, 2005